UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of August, 2015.
Commission File Number: 1-31253

PENGROWTH ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

2100, 222 Third Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐              Form 40-F  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE
Exhibits 99.2 and 99.3 to this report on Form 6-K are hereby incorporated by reference into the registration statements on Form F-3D (File No. 333-180888) and Form F-10 (File No. 333-204089) of Pengrowth Energy Corporation.

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY CORPORATION

August 6, 2015	By:	/s/ Christopher G. Webster
	Name:	Christopher G. Webster
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.

99.1	Second Quarter 2015 Report

99.2	Interim Financial Statements for the period ended June 30, 2015

99.3	Management's Discussion & Analysis for the period ended June 30, 2015

99.4	Certification of Interim Filings – CEO

99.5	Certification of Interim Filings – CFO